UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Hoehl, Robert H.
   P.O. Box 1070
   1400 Shelburne Road

   Burlington, VT 05402-1070
2. Issuer Name and Ticker or Trading Symbol
   IDX Systems Corporation (IDXC)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/97
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [X] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Chairman/Board
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  12/31/97    G (1)V   617.00        D                              D  Direct
Common Stock                                  12/31/97    G (1)V   617.00        D                              D  Direct
Common Stock                                  12/31/97    G (1)V   617.00        D                              D  Direct
Common Stock                                  12/31/97    G (1)V   617.00        D                              D  Direct
Common Stock                                  12/31/97    G (1)V   617.00        D                              D  Direct
Common Stock                                  12/31/97    G (1)V   247.00        D               4,762,853.00   D  Direct
Common Stock                                  12/31/97    G    V   617.00 (2)    A                              I  by Trust (3)
Common Stock                                  12/31/97    G    V   617.00 (2)    A                              I  by Trust (3)
Common Stock                                  12/31/97    G    V   617.00 (2)    A                              I  by Trust (3)
Common Stock                                  12/31/97    G    V   617.00 (2)    A                              I  by Trust (3)
Common Stock                                  12/31/97    G    V   617.00 (2)    A                              I  by Trust (3)
Common Stock                                  12/31/97    G    V   247.00 (2)    A               135,008.00     I  by Trust (3)
Common Stock                                                                                     750,000.00     I  by Trust-CKHGRAT
Common Stock                                                                                     750,000.00     I  by Trust-RHHGRAT

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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

Explanation of Responses:

(1)
Gift to Trust for benefit of children of reporting person.
(2)
The reporting person disclaims beneficial ownership of shares, and this report shall not be deemed an admission for the purpose of
Section 16 or any other purpose that the reporting person is the beneficial owner of such shares.
(3)
Shares are held in trust for the benefit of the reporting person's children.  The reporting person's wife is trustee.

SIGNATURE OF REPORTING PERSON
/S/ By: Robert W. Baker, Jr., Attorney-in-Fact
    For: Robert H. Hoehl
DATE